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Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

October 6, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Kathleen Krebs, Special Counsel

Mr. William Mastrianna, Attorney-Adviser

Mr. Robert S. Littlepage, Accountant Branch Chief,

Mr. Joseph Cascarano, Senior Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Four Seasons Education (Cayman) Inc.

Response to the Staff’s Comments on Draft Registration Statement on Form

F-1 Submitted September 8, 2017

CIK No. 0001709819

Dear Mr. Spirgel:

On behalf of our client, Four Seasons Education (Cayman) Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment 4 contained in the Staff’s letter dated July 26, 2017 on the Company’s Draft Registration Statement on Form F-1 submitted on June 29, 2017, and the comment contained in the Staff’s letter dated September 18, 2017 on the Company’s Draft Registration Statement on Form F-1 submitted on September 8, 2017 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) for confidential review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

PARTNERS: Pierre-Luc Arsenault2 | Lai Yi Chau | Henry M.C. Cheng4 | Justin M. Dolling4 | David Patrick Eich4# | Liu Gan1 | Damian C. Jacobs4 | Guang Li2 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris4 | Derek K.W. Poon2,4 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun4

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby4 | Damien Coles4 | Daniel Dusek2 | David M. Irvine4 | Benjamin W. James3 | Cori A. Lable | Xiaoxi Lin2 | Daniel R. Lindsey4 | Peng Qi2 | Benjamin Su2 | Jonathan J. Tadd4 | Wenchen Tang2 | Xiaoyao Yin2 | David Zhang2

ADMITTED IN: 1 Commonwealth of Massachusetts (U.S.A.); 2 State of New York (U.S.A.); 3 State of Texas (U.S.A.); 4 England and Wales; # non-resident

Beijing     Boston     Chicago     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

AD office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 6, 2017

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

The Company further advises the Staff that it intends to make its first public filing on or around October 13, 2017.

I. Response to comment 4 contained in Staff’s letter dated July 26, 2017

Prospectus Summary, page 1

4.	We note your disclosures elsewhere regarding fire safety permits, educational permits, and business licenses that each of your learning centers are required to possess. It appears that a significant number of your learning centers do not possess fire safety permits and are unable to comply with fire safety regulations; as a result, it appears that it will be impossible for a significant number of your learning centers to apply for educational permits, for which fire safety permits are a prerequisite, or even for business licenses, which require both fire safety and educational permits as prerequisites. While we note your risk factors regarding these issues, please prominently disclose in your prospectus summary that it will be impossible for a significant number of your learning centers to be in compliance with these foundational requirements. In this new disclosure, specifically address the number and materiality of the learning centers that do not possess fire safety permits, educational permits, and business licenses and the number that will be unable to obtain them. Highlight how the value of a prospective shareholder’s investment in your business could be impacted by the suspension of operations or confiscation of profits scenarios that you outline. In addition, discuss whether you intend to continue the practice of opening or acquiring learning centers that do not possess, or do not comply with the requirements for obtaining, fire safety permits, educational permits and business licenses.

The Company respectfully advises the Staff that, in its previous response to this comment, the Company stated that it would provide further updates on the status of its license and permit compliance in future revisions to the Draft Registration Statement. Since the time of its first confidential submission, the Company has made significant progress in its compliance efforts, as set out below.

As of the date of the Revised Draft Registration Statement, excluding one learning center that is currently under renovation, Company has reduced the number of learning centers without fire permits from 19 to 6. These 6 learning centers in operation contributed only 16.9% of the Company’s revenues for the first half of the 2018 fiscal year.

AD office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 6, 2017

In addition, as of the date of the Revised Draft Registration Statement, excluding one learning center that is currently under renovation, the number of learning centers without educational permits or business licenses was reduced from 21 to 19. In the first half of the 2018 fiscal year, these 19 learning centers contributed 54.4% of the Company’s revenues. The Company has made slower progress in obtaining educational permits and business licenses primarily because the local regulatory authorities are not accepting applications for business licenses before the establishment of local implementation regulations for the amended Law on the Promotion of Private Education. The Company expects the implementation regulations in Shanghai to be put into place in the upcoming months, and expects to be able to expedite the relevant application procedures and obtain the necessary licenses and permits in due course thereafter. As an interim measure for gaining compliance with the relevant rules and regulations, the Company has registered two learning centers as new branches of an existing school of the Company’s that already processes an educational permit. If the local implementation regulations continue to be delayed, which is a possibility that cannot be entirely ruled out, or if the Company encounters further delays in obtaining business licenses for its learning centers for any other reason, it expects to register more learning centers without educational permits or business licenses as branches in a similar fashion. Consequently, the Company believes that it will be able to gain compliance for a substantial portion of its learning centers without educational permits and businesses licenses in the near term, whether through applying for business licenses under new implementation regulations or registering learning centers as branches.

The Company further respectfully advises the Staff that it has revised the disclosure on pages 16 and 17 of the Revised Draft Registration Statement to reflect the Company’s latest license and permit compliance status. In light of the foregoing, the Company believes that the risk factors on pages 16 and 17 of the Revised Draft Registration Statement comprehensively address the relevant licensing and compliance risks, and respectfully requests the Staff to review the new disclosure. The Company respectfully advises the Staff that as (i) the risks related with the compliance status of its learning centers have been prominently highlighted in the risk factors, and (ii) the Company believes it will be able to gain compliance for a substantial portion of its non-compliant learning centers in the near term through various ways, the Company does not believe that it is necessary for such risks to be disclosed separately and prominently in the Prospectus Summary section.

II. Response to comment contained in Staff’s letter dated September 18, 2017

Use of Proceeds, page 51

1.	We note your response to prior comment 3. In the penultimate paragraph on page 51 and in the last risk factor on page 31, please clarify your disclosure by discussing and quantifying the amounts you may currently loan to your PRC subsidiary and VIEs and their subsidiaries based upon statutory limits. Also disclose that you expect the IPO proceeds to be used in China in the form of RMB and, therefore, your PRC subsidiary, VIEs and their subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB.

AD office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 6, 2017

In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 33 and 52 of the Registration Statement to provide the amount the Company currently may contribute or loan to its PRC subsidiary, its VIEs and the VIEs’ subsidiaries, as well as to clarify that any use of the IPO proceeds in China would require the relevant entities to convert the proceeds into RMB.

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If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell). Questions pertaining to accounting and auditing matters may be directed to Charlotte Lu at Deloitte Touche Tohmatsu at chalu@deloitte.com.cn, +86 21 6141 1801 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Yi Zuo, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP